UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-35329

ALIO GOLD INC.

(Translation of registrant’s name into English)

700 West Pender Street, Suite 507, Vancouver, British Columbia V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIO GOLD INC.

Date: May 9, 2018	By:	(signed) Greg McCunn
Greg McCunn
Chief Executive Officer

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2018 and 2017

99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2018 and 2017